FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2015

CROW TECHNOLOGIES 1977 LTD.
(Exact name of Registrant as specified in its Charter)

12 Kineret Street, Airport City, Israel
(Address of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Information contained in this Form 6-K

99.1	on March 24, 2015 Crow Technologies 1977 Ltd. issued a press release announcing declaration of dividend. A copy of the press release is attached hereto as Exhibit 99.1.

The Registrant has filed on December 28, 2007 Form 15 pursuant to which Registrant determined to effect a suspension of its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended. Nonetheless, Registrant voluntarily determined to make this filing without an obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2015	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

Exhibit Index

Exhibit 99.1 Item

Press release dated March 25, 2015, announcing declaration of dividend and dividend record date.